UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Glu Mobile, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
379890106
(CUSIP Number)
SRB Management, L.P.
Attn: Steven R. Becker
300 Crescent Court, Suite 1111
Dallas, Texas 75201
(214) 756-6156

with a copy to:
Taylor H. Wilson
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5615
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS SRB Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,638,198

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,638,198

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,638,198

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, PN

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS SRB Greenway Opportunity Fund, (QP), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		2,347,997

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,347,997

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,347,997

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS SRB Greenway Opportunity Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		290,201

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		290,201

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	290,201

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS BC Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,638,198

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,638,198

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,638,198

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, OO

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS Steven R. Becker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,638,198

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,638,198

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,638,198

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS Matthew A. Drapkin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,638,198

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,638,198

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,638,198

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	379890106
This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the Common Stock of the Issuer filed with the Commission on February 19, 2010, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on May 10, 2010 by the Reporting Persons with the Commission (as amended, the “Schedule 13D”). This Amendment No. 2 is filed to disclose various agreements recently entered into by certain of the Reporting Persons relating to the acquisition of additional shares of Common Stock and warrants of the Issuer. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby supplemented as follows:
“As described in Item 6 below, on June 30, 2010, certain of the Reporting Persons entered into a Purchase Agreement, pursuant to which such Reporting Persons agreed to acquire additional shares of Common Stock and warrants of the Issuer. A summary of the Purchase Agreement and certain other related agreements is set forth in Item 6 below and incorporated by reference herein.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“On June 30, 2010, each of Greenway Opportunity QP, Greenway Opportunity, L.P., Mr. Becker and Mr. Drapkin entered into a Purchase Agreement (the “Purchase Agreement”) with the Issuer and certain other investors, pursuant to which the Issuer agreed to sell and issue to such Reporting Persons in a private placement (the “Offering”), contingent upon the approval of the Issuer’s stockholders in accordance with Nasdaq rules, an aggregate of (a) 3,400,000 shares of Common Stock of the Issuer for a purchase price of $1.00 per share of Common Stock, or $3,400,000 in the aggregate and (b) 1,700,000 warrants entitling such Reporting Persons to purchase one share of Common Stock at an exercise price of $1.50 per share (subject to adjustment). The warrants will be immediately exercisable following the closing of the Offering, have a five-year term and provide for weighted-average anti-dilution protection in addition to customary proportional adjustments for stock splits and other similar changes affecting the Common Stock of the Issuer. In addition, the Issuer agreed to solicit stockholder approval of the Offering at a special meeting of stockholders to be held not later than September 30, 2010 (“Special Meeting”). According to the current report on Form 8-K filed by the Issuer with the Commission on July 6, 2010, closing of the Offering would occur shortly after receipt of stockholder approval at the Special Meeting, subject to the satisfaction of other customary closing conditions.
The foregoing is qualified in its entirety by reference to the Purchase Agreement attached hereto as Exhibit 99.3 and incorporated by reference herein and the Form of Warrant attached hereto as Exhibit 99.4 and incorporated by reference herein.
In connection with the Offering, on June 30, 2010, Greenway Opportunity QP entered into Voting Agreements (“Voting Agreements”) with certain of the Issuer’s stockholders beneficially owning approximately 50.2% of the Issuer’s outstanding Common Stock as of June 15, 2010, pursuant to which Greenway Opportunity QP and such stockholders agreed to vote their respective shares in favor of the transactions contemplated in the Purchase Agreement.
The foregoing is qualified in its entirety by reference to the form of Voting Agreement attached hereto as Exhibit 99.5 and incorporated by reference herein.
On the closing date of the Offering, each of Greenway Opportunity QP, Greenway Opportunity, L.P., Mr. Becker and Mr. Drapkin will enter into a Registration Rights Agreement (“Rights Agreement”) with the Issuer and certain other investors, pursuant to which the Issuer will agree to prepare and file within thirty days of the closing date a registration statement covering the Common Stock issued pursuant to the Purchase Agreement and issuable upon the exercise of certain warrants.

CUSIP No.	379890106
The foregoing is qualified in its entirety by reference to the form of Rights Agreement attached hereto as Exhibit 99.6 and incorporated by reference herein.
Pursuant to a stock option granted May 6, 2010 by the Issuer to Mr. Drapkin, Mr. Drapkin has the right to acquire 60,000 shares of Common Stock of the Issuer at an exercise price of $1.23 per share. The stock option is immediately exercisable and vests over three years with 16-2/3% of the underlying shares vesting on November 6, 2010, and the remaining underlying shares vesting in equal monthly installments over the following 30 months. The stock option expires May 6, 2016.
Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.”

Item 7.	Material to be Filed as Exhibits.
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

24.1
Joint Filing Agreement (incorporated herein by reference from Exhibit 1 to the Schedule 13D relating to the Common Stock of the Issuer filed February 19, 2010 by the Reporting Persons with the Commission)

99.1
Stock Option Award Agreement (incorporated by reference from Exhibit 99.1 to Amendment No. 1 to the Schedule 13D relating to the Common Stock of the Issuer filed May 10, 2010 by the Reporting Persons with the Commission)

99.2
Notice of Grant of Stock Options and Option Agreement (incorporated by reference from Exhibit 99.2 to Amendment No. 1 to the Schedule 13D relating to the Common Stock of the Issuer filed May 10, 2010 by the Reporting Persons with the Commission)

99.3	Purchase Agreement (incorporated herein by reference from Exhibit 99.01 to the Form 8-K filed by the Issuer with the Commission on July 6, 2010)

99.4	Form of Warrant (incorporated herein by reference from Exhibit 4.01 to the Form 8-K filed by the Issuer with the Commission on July 6, 2010)

99.5	Form of Voting Agreement (incorporated herein by reference from Exhibit 99.02 to the Form 8-K filed by the Issuer with the Commission on July 6, 2010)

99.6	Form of Registration Rights Agreement (incorporated herein by reference from Exhibit 4.02 to the Form 8-K filed by the Issuer with the Commission on July 6, 2010)

99.7	Press Release of the Issuer dated July 6, 2010 (incorporated herein by reference from Exhibit 99.03 to the Form 8-K filed by the Issuer with the Commission on July 6, 2010)

CUSIP No.	379890106
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2010	SRB GREENWAY OPPORTUNITY FUND, (QP), L.P. By: SRB Management, L.P., its general partner By: BC Advisors, LLC, its general partner
	By:	/s/ Steven R. Becker
		Name:	Steven R. Becker
		Title:	Co-managing Member

SRB GREENWAY OPPORTUNITY FUND, L.P. By: SRB Management, L.P., its general partner By: BC Advisors, LLC, its general partner
	By:	/s/ Steven R. Becker
		Name:	Steven R. Becker
		Title:	Co-managing Member

SRB MANAGEMENT, L.P. By: BC Advisors, LLC, its general partner
	By:	/s/ Steven R. Becker
		Name:	Steven R. Becker
		Title:	Co-managing Member

BC ADVISORS, LLC
	By:	/s/ Steven R. Becker
		Name:	Steven R. Becker
		Title:	Co-managing Member

STEVEN R. BECKER
/s/ Steven R. Becker

MATTHEW A. DRAPKIN
/s/ Matthew A. Drapkin

CUSIP No.	379890106
EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1
Joint Filing Agreement (incorporated herein by reference from Exhibit 1 to the Schedule 13D relating to the Common Stock of the Issuer filed February 19, 2010 by the Reporting Persons with the Commission)

99.1
Stock Option Award Agreement (incorporated by reference from Exhibit 99.1 to Amendment No. 1 to the Schedule 13D relating to the Common Stock of the Issuer filed May 10, 2010 by the Reporting Persons with the Commission)

99.2
Notice of Grant of Stock Options and Option Agreement (incorporated by reference from Exhibit 99.2 to Amendment No. 1 to the Schedule 13D relating to the Common Stock of the Issuer filed May 10, 2010 by the Reporting Persons with the Commission)

99.3	Purchase Agreement (incorporated herein by reference from Exhibit 99.01 to the Form 8-K filed by the Issuer with the Commission on July 6, 2010)

99.4	Form of Warrant (incorporated herein by reference from Exhibit 4.01 to the Form 8-K filed by the Issuer with the Commission on July 6, 2010)

99.5	Form of Voting Agreement (incorporated herein by reference from Exhibit 99.02 to the Form 8-K filed by the Issuer with the Commission on July 6, 2010)

99.6	Form of Registration Rights Agreement (incorporated herein by reference from Exhibit 4.02 to the Form 8-K filed by the Issuer with the Commission on July 6, 2010)

99.7	Press Release of the Issuer dated July 6, 2010 (incorporated herein by reference from Exhibit 99.03 to the Form 8-K filed by the Issuer with the Commission on July 6, 2010)